UNITED STATES OMB APPROVAL SECURITIES AND EXCHANGE COMMISSION OMB Number: 3235-0123 Washington, D.C. 20549Expires: February 28, 2010 Estimated average burden hours per response.. . . . . 12.00

3/24

ANNUAL AUDITED REPORT

FORM X-17A-5

SEC FILE NUMBER

[redacted]

10029163

PART III

Securities and Exchange Commission
RECEIVED
MAR 2 2 2010
Branch of Registrations and Examinations

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/09 AND ENDING 12/31/09

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **SLUSSER ASSOCIATES, INC.**

OFFICIAL USE ONLY ADDRESS OF PRINCIPAL PLACE OF BUSINESS: **300 Park Avenue, Suite 1700, New York, New York 10022**

FIRM I.D. NO. 022891

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT: **Mr. PETER SLUSSER, (212) 355-5233**

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT: **Frumkin, Lukin & Zaidman CPAs, P.C.**

100 N. Village Ave. Suite 21

Rockville Centre , NY 11570

CHECK ONE: Certified Public Accountant X Public Accountant Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond

SEC 1410 (06-02) **unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, W. Peter Slusser, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Slusser Associates, Inc., as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Kathyann Clarke
Notary Public-State of New York
No. 01CL6068060
Qualified in Kings County
Commission Expires December 24, 2013

Kathyann Clarke
Notary Public

W. Peter Slusser
Signature

President
Title

This report ** contains (check all applicable boxes):

✓ (a) Facing Page.
✓ (b) Statement of Financial Condition.
(c) Statement of Income (Loss).
(d) Statement of Changes in Financial Condition.
(e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
(f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(g) Computation of Net Capital.
(h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
(i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
(j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
(k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
✓ (l) An Oath or Affirmation.
(m) A copy of the SIPC Supplemental Report.
(n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Frumkin, Lukin & Zaidman, CPAs', P.C.
Certified Public Accountants

WILLIAM A. FRUMKIN, C.P.A.
ARTHUR LUKIN, C.P.A.
DOV ZAIDMAN, C.P.A.

100 NORTH VILLAGE AVENUE, SUITE 21
ROCKVILLE CENTRE, NY 11570-3712
(516) 766-6635 • (718) 895-5908
FAX: (516) 908-7867
WWW.FLZCPAS.COM

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders
of Slusser Associates, Inc.

We have audited the accompanying statement of financial condition of Slusser Associates Inc. as of December 31, 2009. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial position based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Slusser Associates Inc. at December 31, 2009 in conformity with accounting principles generally accepted in the United States of America.

Frumkin, Lukin & Zaidman

Frumkin, Lukin & Zaidman,CPA's, P.C.
Rockville Centre, New York
February 25, 2010

SLUSSER ASSOCIATES INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009

ASSETS

Cash	$	18,805
Money market fund investment, at fair market value (Note 3)		357,385
Marketable equity securities, at fair market value (Note 3)		82,183
Investment in and advances to Water Company Investors, L.P. (Notes 2 and 3)		225,047
Other investment		25,000
Accrued advisory fees receivable		2,000
Prepaid expenses		14,063
Computers, net of accumulated depreciation of $24,024		3,941
Deposits		12,000
	$	740,424

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:		
Accrued expenses	$	22,365
Deferred taxes payable		4,000
Income taxes payable		325
Total liabilities		26,690
Stockholder's equity:		
Common stock, $1 par value- shares authorized 1,000; shares issued and outstanding 100		100
Additional paid-in capital		1,829,034
Deficit		(1,115,400)
Total stockholder's equity		713,734
	$	740,424

The accompanying notes should be read in conjunction with the financial statements.

SLUSSER ASSOCIATES INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2009

Note 1- Accounting Policies and Other Matters

Organization and Business Activity
Slusser Associates Inc. (the "Company") is a registered broker-dealer with the Securities and Exchange Commission and the National Association of Securities Dealers, Inc. The Company engages in investment banking activities.

Cash
The Company maintains its cash in one money center bank. The balances are insured by the Federal Insurance Corporation up to $250,000. Such cash balances at times may exceed Federally-insured limits. The Company has not experienced any losses in such accounts.

Marketable Equity Securities
Marketable securities are valued at market value. The resulting difference between cost and market value is included in income.

Investment in Water Company Investors, L.P.
The Company's investment in Water Company Investors, L.P. is valued at its share of the net asset values reported by LP.

Income Taxes
The Company, with the consent of its sole stockholder, has elected to have its income taxed as an S Corporation under the provisions of the Internal Revenue Code and New York State Law, which provide that in lieu of corporate income taxes, the stockholders are required to report their proportionate share of the company's taxable income or loss on their personal income tax returns. Therefore, Federal and New York State income taxes are not provided for in these financial statements. The financial statements include a provision for New York City General Corporation Tax, as New York City does not recognize S Corporation status.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that effect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2- Investment in and Advances to Water Company Investors, L.P.

The Company is the general partner of Water Company Investors, L.P. ("LP"), a limited partnership formed for the purpose of investing in water companies and related businesses. The Partnership's interest in the change in the net asset value of The Company is reflected in the financial statements as equity in the net earnings (loss) of L.P. An advance receivable of $12,720, for expenses paid on L.P'.s behalf is included in the Investment in and Advances to Water Company, Investors, L.P. balance at December 31, 2009 and 2008.

The Company is required, under the partnership agreement, to maintain a minimum capital of the lesser of $100,000 or 1% of the aggregate capital of Investors. The Company has indicated to the limited partners of Investors that it intends to maintain a capital balance of at least $150,000.

Note 3- Fair Value Measurements

On January 1, 2009, the Company adopted, as prescribed by Generally Accepted Accounting Principles in effect as of that date, the use of a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs of valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1- measurements) and the lowest priority to inputs that are unobservable to third parties (level 3- measurements). The three levels of the fair value hierarchy are described below:

- Level 1- Quoted prices in active markets for identical assets and liabilities in active markets.
- Level 2- Quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets and inputs that are derived principally from or corroborated by observable market data by correlation or other means.
- Level 3- Inputs to the valuation methodology are unobservable to third parties and are significant to the fair value measurement.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

The following is a description of the valuation methodologies used for assets measured at fair value at December 31, 2009:

Note 3- Fair Value Measurements (Continued)

Water Company Investors, L.P.

The partnership interests of each of the partners of Water Company Investors, L.P. are held in separate investment accounts with a securities broker. The assets held in the Company's investment account, at December 31, 2009, consisted of marketable securities traded in an active market, cash and cash equivalents. Accordingly, the Company's partnership interest in Water Company Investors, L.P. is classified within Level 1 of the valuation hierarchy.

Marketable Equity Securities:

Marketable equity securities, held by the Company at December 31, 2009, consist of securities that are traded in an active market and accordingly are classified within Level 1 of the valuation hierarchy.

Money Market Fund Investment:

At December 31, 2009, the Company held an investment in the money market fund of a major financial company. The money market shares of this financial company are traded in an active market and, accordingly, are classified within Level 1 of the valuation hierarchy.

The use of the Framework in 2009 did not change the calculated fair value of the Company's investments, at December 31, 2009, from the amount that would have been calculated using the fair value measurements previously used by the Company.

Note 4- Net Capital Requirements

Pursuant to the basic uniform net capital provisions of the Securities and Exchange Commission, the Company is required to maintain a minimum net capital, as defined. The provisions also require that the ratio of aggregate indebtedness, as defined, to net capital should not exceed a ratio of 15 to 1. At December 31, 2009, the Company had net capital of $407,208 and a ratio of aggregate indebtedness to net capital of .06 to 1. The Company's minimum net capital requirement was $5,000.

Note 5- Lease

The Company leases its office space under a lease expiring August 31, 2010 at a monthly rental of approximately $5,400.

Rent expense, inclusive of utility and real estate tax charges, was approximately $86,000 in 2009 and $80,000 in 2008, respectively.

Note 6- Income Taxes

At December 31, 2009, the Company has net operating carry forwards totaling approximately $1,600,000 to offset future New York City taxable income. These carry forwards will expire through 2029. Due to uncertainties related to the extent and timing of future income a valuation allowance has been recorded to offset the potential benefits from using the operating losses to offset future taxable income.

Frumkin, Lukin & Zaidman, CPAs', P.C.
Certified Public Accountants

WILLIAM A. FRUMKIN, C.P.A.
ARTHUR LUKIN, C.P.A.
DOV ZAIDMAN, C.P.A.

100 NORTH VILLAGE AVENUE, SUITE 21
ROCKVILLE CENTRE, NY 11570-3712
(516) 766-6635 • (718) 895-5908
FAX: (516) 908-7867
WWW.FLZCPAS.COM

Independent Auditor's Report on Internal Accounting Control Required by Sec Rule 17a-5

Board of Directors and Stockholder
Slusser Associates Inc.
New York, New York

In planning and performing our audit of the financial statements of Slusser Associates Inc. for the year ended December 31, 2009, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Slusser Associates Inc. that we considered relevant to the objectives stated in 17a-5(g), in making periodic computations of aggregate indebtedness and net capital requirements under 17a-3(a)(11) and procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefit and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of the structure to future periods is subject to the risk that practices and procedures may become inadequate because of changes in conditions or that the effectiveness of the design and operation of policies and procedures may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objective in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2009 to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, stockholder, management, and Securities and Exchange Commission and should not be used for any other purpose.

Frumkin, Lukin & Zaidman

Frumkin, Lukin & Zaidman, CPA's, P.C.
Rockville Centre, New York
February 25, 2010

SLUSSER ASSOCIATES INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2009

SLUSSER ASSOCIATES INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009

TABLE OF CONTENTS

SLUSSER ASSOCIATES INC.
DECEMBER 31, 2009

Financial Statements

FRUMKIN, LUKIN & ZAIDMAN, CPAs, P.C.
CERTIFIED PUBLIC ACCOUNTANTS